9:28


read comments for why ❗

Comments

···

All comments

 See 20 comments from Facebook
        Only you can see this

 **cxffeeblack** now
Wefunder legal disclosure for more info. https://
help.wefunder.com/testing-the-waters-legal-
disclosure
Posting ...

 **coffee_with_casey** 5d
LETS GOOOOOO THIS IS SO HUGE
Reply   Hide   1